FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2002

DATAMIRROR CORPORATION
(Registrant's name)

3100 Steeles Avenue East, Suite 700
Markham, Ontario, Canada L3R 8T3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ______ Form 40-F __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

Documents Included as Part of this Report

No.	Document
1.	Press Release dated February 26, 2002.

Document 1

DataMirror
3100 Steeles Avenue East
Suite 1100
Markham, Ontario L3R 8T3
TEL: 905-415-0310
FAX: 905-415-0340
Web Site: www.datamirror.com

For Immediate Release

DataMirror Appoints New Director of UK Sales

John Dorling brings extensive experience with Network Appliance, EMC and Sun Microsystems

TORONTO, CANADA – (February 26, 2002) – DataMirror (Nasdaq: DMCX; TSE: DMC), the leading provider of enterprise application integration and resiliency solutions, today announced the appointment of John Dorling as Director of UK Sales. Based in DataMirror's new headquarters in London, England, Dorling will lead the UK Sales team in developing and implementing effective sales and marketing strategies to champion the ongoing adoption of DataMirror real-time data integration, data resiliency and data monitoring software solutions in the UK and European markets.

"We are extremely pleased that John has joined the DataMirror team," said Nigel Stokes, CEO of DataMirror. "With 16 years of progressive sales experience in the UK, John brings senior level management skills to the DataMirror team. During his tenure as Sales Director for Network Appliance, John increased revenues by 390% in two years. We are confident that with John's skills and extensive experience in enterprise software and IT sales, he will help drive our sales growth in the lucrative UK market this fiscal year and beyond."

Prior to joining DataMirror, Dorling most recently served as an Operational Director at Network Appliance UK Limited, a leading provider of networked storage and content delivery solutions, where he attained extensive sales and sales management experience in selling network-centric software and hardware IT solutions. Prior to this role, Dorling served as Manager for the Finance and Banking Markets at EMC UK. Dorling has also served at Sun Microsystems as a Global Account Manager where he managed the global business of one of their largest clients, at Hewlett Packard as Senior Sales Executive, Investment Banking Team, and at Digital Equipment Corporation as Corporate Account Manager.

In 1986, Dorling earned a Higher Diploma in Electronic and Computer Engineering from the Colchester Polytechnic UK.

About DataMirror
DataMirror (Nasdaq: DMCX; TSE: DMC) delivers solutions that let customers integrate data across their enterprises. DataMirror's comprehensive family of products unlocks *the experience of now*™ by providing advanced real-time capture, transform and flow (CTF) technology that gives customers the instant data access, integration and availability they demand today across all computers in their business.

Over 1,500 companies use DataMirror to integrate their data. Real-time data drives all business. DataMirror is headquartered in Toronto, Canada, and has offices worldwide. DataMirror has been ranked in the Deloitte and Touche Fast 500 as one of the fastest growing technology companies in North America. For more information, call 1-800-362-5955 or visit the DataMirror web site at www.datamirror.com.

Media and Financial Contacts:

Peter Cauley
Chief Financial Officer
DataMirror Corporation
E-mail: pcauley@datamirror.com
Phone: 905-415-0310 ext. 271
Fax: 905-415-0340

Tracy Staniland
Director of Marketing
DataMirror Corporation
E-mail: tstaniland@datamirror.com
Phone: 905-415-0310 ext. 274
Fax: 905-415-5196

Karen Quatromoni
PR Contact
Rainier Corporation
E-mail: karenq@rainierco.com
Phone: 978-464-5302 ext. 150
Fax: 978-464-2968

Forward-looking statements in this press release, including statements regarding DataMirror Corporation's business which are not historical facts, are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of estimates, expectations, objectives and plans (financial and otherwise). The words "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Numerous factors affect DataMirror's operating results and could cause DataMirror's actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: variability of quarterly operating results; dependence upon the continued growth and success of DataMirror's software products; competition; the ability to develop, market, support and acquire new products in an environment of rapidly changing technology; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in the Company's Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2002

DATAMIRROR CORPORATION

Peter Cauley
Chief Financial Officer